SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 1)*

NAME OF ISSUER:   MACROCHEM CORPORATION

TITLE OF CLASS OF SECURITIES:   COMMON STOCK

CUSIP NUMBER:  55590310

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     David Russell
     45 Park Place South
     Suite 103
     Morristown, New Jersey 07960
     (201) 252-8414

DATE OF EVENT WHICH REQUIRES FILING:  June 10, 1996

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ______.

Check the following box if a fee is being paid with the statement __________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  55590310

1.   NAME OF REPORTING PERSON:  David Russell

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:  PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):  _________


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  1,000,000

8.   SHARED VOTING POWER:  100,000*

9.   SOLE DISPOSITIVE POWER:  1,000,000

10.  SHARED DISPOSITIVE POWER:  100,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,100,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   _________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             7.2%

14.  TYPE OF REPORTING PERSON:  IN



*Includes 100,000 shares owned by the wife of the reporting person.

          This Amendment No. 1 amends and supplements the
Schedule 13D dated May 31, 1995, of Mr. David Russell (the
"Reporting Person"), an individual, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of MacroChem Corporation, a Delaware corporation (the
"Company").

ITEM 1.  SECURITY AND ISSUER

          The title of the class of equity securities to which this Amendment No. 1 to Schedule 13D relates is Common Stock. The principal executive offices of the Company are located at 110 Hartwell Avenue, Lexington, Massachusetts 02173.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Amendment No. 1 to Schedule 13D is being filed by the Reporting Person.

          (b)  The principal business address of the
Reporting Person is located at 45 Park Place South, Suite
103, Morristown, New Jersey 07960.

          (c)  The Reporting Person is a private investor.

          (d) and (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of a prohibiting or mandatory activities subject to United States federal or state securities laws or finding any violation of such laws.

          (f)  The reporting person is a United States
citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a) The wife of the Reporting Person purchased the 100,000 shares of Common Stock (the "Shares") at an aggregate purchase price of $587,500 out of her personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          The wife of the Reporting Person acquired the Shares for investment purposes. The Reporting Person has no plans, or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of June 10, 1996, the Reporting Person beneficially owned 1,100,000 shares of Common Stock representing 7.2% of the shares of Common Stock outstanding. Of such shares, the Shares are owned by the wife of the Reporting Person. The Reporting Person disclaims beneficial ownership of the Shares.

          (b) The Reporting Person has sole voting power on all matters and sole power to dispose of 1,000,000 shares of Common Stock beneficially owned by him and the wife of the Reporting Person has sole voting power and sole power to dispose of the Shares beneficially owned by her.

          (c) In an open market transaction, the wife of the Reporting Person purchased, on June 10, 1996, the Shares at a price of 5-7/8 per share.

          (d) No person other than the Reporting Person with respect to 1,000,000 shares of Common Stock (and the wife of the Reporting Person with respect to the Shares) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock owned by the Reporting Person (or his wife, in the case of the Shares).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER

          The Reporting Person and the Company are parties to a Common Stock Purchase Agreement. Such agreement provides for the right of the Reporting Person to designate one director to the Board of Directors of the Company and for rights of the Reporting Person to register, under certain circumstances, the shares of stock owned by him under the Securities Act of 1933. The Reporting Person has designated Peter Martin as his designee on the Board of Directors of the Company.

ITEM 7.   MATERIALS TO BE FILED AS AN EXHIBIT

          Not applicable.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  June 19, 1996

                              David Russell
                              ---------------------------
                              DAVID RUSSELL